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[LINCOLN FINANCIAL GROUP LOGO]



                                      LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                                                               ONE GRANITE PLACE
                                                    CONCORD, NEW HAMPSHIRE 03301
VIA EDGAR

December 23, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

Attn: Ellen J. Sazzman, Esquire

       Re: Lincoln Life & Annuity Flexible Premium Variable Life Account M
           Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (FILE NO. 333-148917)

Dear Commissioners:
Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York (Registrant) and Lincoln Financial Distributors, Inc., the principal underwriter, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the enclosed Pre-Effective Amendment No. 1 to the Registration Statement effective on December 23, 2008 or as soon before or thereafter as practicable.

To our knowledge, no copies of the Registrant's Registration Statement or the prospectus have been distributed to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant or for regulatory filings.

Both the Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

The Company hereby acknowledges the following:

     - Should the Securities and Exchange Commission (the "Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     - the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     - the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Frederick C. Tedeschi, Esquire, Vice President and Associate General Counsel at (603) 226-5105 to confirm the effectiveness of the Registration Statement or with any questions specific to this filing.

Very truly yours,

Lincoln Life & Annuity Flexible Premium     Lincoln Financial Distributors, Inc.
Variable Life Account M of Lincoln Life &
Annuity Company of New York





By:   /s/ Frederick C. Tedeschi    By:  /s/ Patrick J. Caulfield
      -------------------------         ------------------------
          Frederick C. Tedeschi             Patrick J. Caulfield
          Vice President                    Vice President and
                                            Chief Compliance Officer